United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces resolution to convene an Extraordinary Shareholders’ Meeting for the removal of a member of the Board of Directors

Rio de Janeiro, July 22, 2026 – Vale S.A. (“Vale” or the “Company”) announces that the Company’s Board of Directors (“Board”) resolved today to impose the sanction of removal from office on Board member Marcelo Gasparino da Silva, due to the leakage of confidential information by such Board member relating to the Board meeting held on June 19, 2026. As he is a member of the Board, the sanction of removal from office, as provided for in Vale’s Misconduct Management Policy, is subject to approval by shareholders at a General Shareholders’ Meeting.

This decision was based on the facts and conclusions of an investigation conducted by an independent external law firm retained pursuant to a Board resolution, which confirmed the aforementioned leakage, constituting a misconduct under the terms of such Policy. The Board followed the recommendations of the Audit and Risk Committee (CARE) and the Audit and Compliance Department.

The Board also approved the removal of Marcelo Gasparino da Silva from both Advisory Committees of which he was a member (the Nomination and Governance Committee and the People and Compensation Committee).

As soon as the necessary procedures have been completed, the Board will convene a General Shareholders’ Meeting to resolve the removal of Marcelo Gasparino da Silva and other related matters.

The Company will keep the market informed of any material developments in compliance with applicable regulations.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 22, 2026		Director of Investor Relations